UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

16 February 2011

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-110804, 333-132732 and 333-153488) and registration statements on Form S-8 (File Nos. 333-169934, 333-162490, 333-153481 and 333-154338) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2010 of £1 = $1.54. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2010 except as noted on page F-7.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2010 and 31 December 2009 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

Trademarks, trade names and market data

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  global and regional economic downturns;

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, joint ventures, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•                  Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•                  legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and laws governing labour and pensions;

•                  developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•                  developments in the Colombian litigation, Turkish customs litigation, SEC investigation, Korean customs litigation or any similar proceedings;

•                  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues; or contamination, counterfeiting or other circumstances which could harm the integrity of sales of Diageo’s brands;

•                  changes in the cost or supply of raw materials, labour, energy and/or water;

•                  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•                  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•                  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•                  termination of existing distribution or licence manufacturing rights on its brands and agency brands;

•                  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements in the value of Diageo’s pensions funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2010.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2010 and 31 December 2009 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2010 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2010 are not necessarily indicative of the results for the year ending 30 June 2011.

	Six months ended 31 December			Year ended 30 June
	2010	2010	2009	2010	2009	2008	2007	2006
Income statement data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	10,983	7,132	6,928	12,958	12,283	10,643	9,917	9,704
Operating profit	2,646	1,718	1,536	2,574	2,418	2,212	2,160	2,031
Profit for the period
Continuing operations(2)	1,940	1,260	1,083	1,762	1,704	1,560	1,417	1,956
Discontinued operations(3)	—	—	(10)	(19)	2	26	139	—
Total profit for the period(2)	1,940	1,260	1,073	1,743	1,706	1,586	1,556	1,956

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(4)	0.24	15.50	14.60	38.10	36.10	34.35	32.70	31.10
Earnings per share
Basic
Continuing operations(2)	0.74	47.9	41.3	66.3	64.5	58.0	50.2	66.9
Discontinued operations(3)	—	—	(0.4)	(0.8)	0.1	1.0	5.2	—
Basic earnings per share	0.74	47.9	40.9	65.5	64.6	59.0	55.4	66.9
Diluted
Continuing operations(2)	0.74	47.8	41.2	66.2	64.3	57.6	49.9	66.6
Discontinued operations(3)	—	—	(0.4)	(0.8)	0.1	1.0	5.1	—
Diluted earnings per share	0.74	47.8	40.8	65.4	64.4	58.6	55.0	66.6

	million	million	million	million	million	million	million	million
Average number of ordinary shares	2,492	2,492	2,482	2,486	2,485	2,566	2,688	2,841

	As at 31 December			As at 30 June
	2010	2010	2009	2010	2009	2008	2007	2006
Balance sheet data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	30,798	19,999	19,626	19,454	18,018	15,992	13,934	13,909
Net borrowings(5)	10,795	7,010	7,304	6,954	7,419	6,447	4,845	4,082
Equity attributable to the parent company’s equity shareholders	7,524	4,886	3,867	4,007	3,169	3,463	3,947	4,477
Called up share capital(6)	1,227	797	797	797	797	816	848	883

This information should be read in conjunction with the notes on pages 6 to 7.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2010 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

(2) Exceptional items These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.  An analysis of exceptional items for continuing operations is as follows:

	Six months ended 31 December		Year ended 30 June
	2010 £ million	2009 £ million	2010 £ million	2009 £ million	2008 £ million	2007 £ million	2006 £ million
Items included in operating profit
Restructuring programmes	(9)	(95)	(142)	(170)	(78)	—	—
Brand impairment	—	—	(35)	—	—	—	—
Disposal of Park Royal property	—	—	—	—	—	40	—
	(9)	(95)	(177)	(170)	(78)	40	—
Sale of businesses
(Losses)/gains on disposal and termination of businesses	(1)	—	(15)	—	9	(1)	157

Items included in taxation
Tax credit on exceptional operating items	2	24	39	37	8	—	—
Tax credit on other exceptional items	—	—	10	—	—	—	2
Settlements agreed with tax authorities	—	—	—	155	—	—	313
	2	24	49	192	8	—	315
Exceptional items included in continuing operations	(8)	(71)	(143)	22	(61)	39	472
Discontinued operations net of taxation	—	(10)	(19)	2	26	139	—
Exceptional items	(8)	(81)	(162)	24	(35)	178	472

(3) Discontinued operations No operations are classified as discontinued in the six months ended 31 December 2010. Discontinued operations for the year ended 30 June 2010 represent a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants. In the years ended 30 June 2009, 30 June 2008 and 30 June 2007 discontinued operations are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

(4) Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2010 pence	2009 pence	2010 pence	2009 pence	2008 pence	2007 pence	2006 pence
Per ordinary share	Interim	15.50	14.60	14.60	13.90	13.20	12.55	11.95
	Final	—	—	23.50	22.20	21.15	20.15	19.15
	Total	15.50	14.60	38.10	36.10	34.35	32.70	31.10

		$	$	$	$	$	$	$
Per ADS	Interim	0.99	0.87	0.90	0.82	1.05	0.99	0.84
	Final	—	—	1.48	1.46	1.46	1.64	1.43
	Total	0.99	0.87	2.38	2.28	2.51	2.63	2.27

Note: The interim dividend for the six months ended 31 December 2010 will be paid on 6 April 2011, and payment to US ADR holders will be made on 11 April 2011. In the table above, an exchange rate of £1 = 1.60 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 11 April 2011.

(5) Net borrowings definition Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards used to manage borrowings) less cash and cash equivalents and other liquid resources.

(6) Share capital During the six months ended 31 December 2010 the company did not repurchase any ordinary shares for cancellation or to be held as treasury shares (six months ended 31 December 2009 - nil, £nil; year ended 30 June 2010 - nil, £nil; 2009 - 38 million ordinary shares, cost of £354 million; 2008 - 97 million ordinary shares, cost of £1,008 million; 2007 - 141 million ordinary shares, cost of £1,405 million; 2006 - 164 million ordinary shares, cost of £1,407 million).

(7) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2010 has been translated into US dollars at the noon buying rate on 31 December 2010 of £1 = $1.54.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2010 $	2009 $	2010 $	2009 $	2008 $	2007 $	2006 $
Period end	1.54	1.62	1.50	1.65	1.99	2.01	1.85
Average rate(a)	1.56	1.63	1.57	1.60	2.01	1.93	1.78

The average exchange rate for the period 1 January to 11 February 2011 was £1=$1.59 and the noon buying rate on 11 February 2011 was £1=$1.60.

(a) The average of the noon buying rates on the last business day of each month during the six months periods ended 31 December and during the years ended 30 June.

(b) These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial statements. See note 2 to the unaudited condensed consolidated financial statements for the actual rates used in the preparation of the consolidated financial statements.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2010:

31 December 2010 £ million

Short term borrowings and bank overdrafts (including current portion of long term borrowings)	794

Long term borrowings
Due from one to five years	5,207
Due after five years	2,640
7,847
Finance lease obligations	56
Non-controlling interests	764

Equity attributable to equity shareholders of the parent company
Called up share capital	797
Share premium	1,342
Capital redemption reserve	3,146
Cash flow hedging reserve	12
Currency translation reserve	100
Own shares	(2,279)
Retained earnings	1,768
4,886
Total capitalisation	14,347

Notes

1.               At 31 December 2010, the group had cash and cash equivalents of £1,472 million.

2.               At 31 December 2010, £59 million of the group’s net borrowings due within one year and £22 million of the group’s net borrowings due after more than one year were secured on assets of the group.

3.               At 31 December 2010  2,753,974,762 ordinary shares of 28 101/108 pence each were issued and fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

4.               As of 31 December 2010 the group has no material performance guarantees or indemnities to third parties.

5.               Since 1 January 2011 no shares have been acquired by the company as part of the share buyback programmes and to be held as treasury shares for hedging share scheme grant provided to employees.

6.               On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake is RMB 140 million (£14 million). The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (approximately £614 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch.

7.               There has been no material change since 31 December 2010 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

Information presented

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits, beer and wine. Diageo’s brands have broad consumer appeal across geographies, and as a result, the business is organised under the business areas of North America, Europe, International, Asia Pacific and Global Supply. In view of the focus on reporting results by the location of third party customers in explaining the group’s performance in the business review, the results of the Global Supply segment have been allocated to the geographic segments. The following discussion is based on Diageo’s results for the six months ended 31 December 2010 compared with the six months ended 31 December 2009.

The unaudited condensed consolidated financial information for the six months ended 31 December 2010 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2010, additional information is also presented on the operating performance and cash flows of the group.

There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales, marketing spend and operating profit and free cash flow. These key performance indicators are described below:

Volume is a non-GAAP measure that has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Organic movements in volume, sales, net sales, marketing spend and operating profit are non-GAAP measures. The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within corporate.

Acquisitions, disposals and exceptional items also affect the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates. IRI refers to Information Resources, Inc. with references to IRI’s new spirits product tracker for the twelve months ended 26 December 2010, NABCA refers to the US National Alcohol Beverage Control Association.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States. References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa and Godiva.

Operating results for the six months ended 31 December 2010 compared with the six months ended 31 December 2009

Summary consolidated income statement	Six months ended 31 December 2010 £ million	Six months ended 31 December 2009 £ million
Sales	7,132	6,928
Excise duties	(1,812)	(1,721)
Net sales	5,320	5,207
Operating costs before exceptional items	(3,593)	(3,576)
Operating profit before exceptional items	1,727	1,631
Exceptional operating items	(9)	(95)
Operating profit	1,718	1,536
Net finance charges	(209)	(237)
Sale of businesses	(1)	—
Share of associates’ profit after tax	104	94
Profit before taxation	1,612	1,393
Taxation	(352)	(310)
Profit from continuing operations	1,260	1,083
Discontinued operations	—	(10)
Profit for the period	1,260	1,073

Attributable to:
Equity shareholders of the parent company	1,194	1,016
Non-controlling interests	66	57
	1,260	1,073

Sales and net sales

On a reported basis, sales increased by £204 million from £6,928 million in the six months ended 31 December 2009 to £7,132 million in the six months ended 31 December 2010. On a reported basis net sales increased by £113 million from £5,207 million in the six months ended 31 December 2009 to £5,320 million in the six months ended 31 December 2010. Exchange rate movements decreased reported sales by £51 million and reported net sales by £53 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £17 million in the six months ended 31 December 2010 due to a decrease in cost of sales of £38 million, from £2,101 million to £2,063 million, an increase in marketing expenses of £88 million from £725 million to £813 million, and a decrease in other operating expenses before exceptional costs of £33 million, from £750 million to £717 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £123 million.

Exceptional operating items

Exceptional operating costs of £9 million for the six months ended 31 December 2010 comprise accelerated depreciation in respect of the restructuring of Global Supply operations in Ireland and Scotland announced in prior years. In the six months ended 31 December 2009 exceptional operating items comprised £74 million for the restructuring of Global Supply operations and £21 million for the global restructuring programme.

Total restructuring cash expenditure in the six months ended 31 December 2010 was £67 million (2009 - £76 million) of which £23 million (2009 - £72 million) was in respect of the global restructuring programme. A charge of approximately £45 million is expected to be incurred in the year ending 30 June 2011 in respect of exceptional restructuring, while cash expenditure is expected to be approximately £150 million.

Post employment plans

Post employment net costs for the six months ended 31 December 2010 were a charge of £55 million (2009 - £58 million) comprising £54 million (2009 - £39 million) included in operating costs before exceptional items, pension curtailment gains of £1 million (2009 - £6 million) in sale of businesses and a charge of £2 million (2009 - £25 million) in net finance charges.

The deficit in respect of post employment plans before taxation decreased by £370 million from £1,205 million at 30 June 2010 to £835 million at 31 December 2010 primarily as a result of an increase in the market value of assets held by the post employment plans. Cash contributions to the group’s UK and Irish pension schemes in the six months ended 31 December 2010 were £70 million and are expected to be approximately £160 million for the year ending 30 June 2011.

In the period Diageo agreed a deficit funding arrangement with the trustee in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This deficit funding arrangement is expected to result in additional annual contributions to the Irish Scheme of approximately €21 million (£18 million) over a period of 18 years, and provides for additional cash contributions of up to €188 million (£161 million) if an equivalent reduction in the deficit is not achieved over the 18 year period.

Operating profit

Reported operating profit for the six months ended 31 December 2010 increased by £182 million to £1,718 million from £1,536 million in the comparable prior period. Before exceptional operating items, operating profit for six months ended 31 December 2010 increased by £96 million to £1,727 million from £1,631 million in the comparable prior period. Exchange rate movements increased both operating profit and operating profit before exceptional items for the six months ended 31 December 2010 by £70 million.

Exceptional non-operating items

A net loss of £1 million on sale of businesses arose on the disposal of certain small wine businesses in Europe and North America.

Net finance charges

Net finance charges decreased from £237 million in the six months ended 31 December 2009 to £209 million in the six months ended 31 December 2010.

Net interest charge decreased by £1 million from £197 million in the comparable period to £196 million in the six months ended 31 December 2010. The effective interest rate was 4.9% in the six months ended 31 December 2010 and average net borrowings excluding interest rate related fair value adjustments decreased by approximately £0.5 billion compared to the comparable period last year.

Net other finance charges for the six months ended 31 December 2010 were £13 million (2009 - £40 million). There was a decrease of £23 million in finance charges in respect of post employment plans from £25 million in the six months ended 31 December 2009 to £2 million in the six months ended 31 December 2010. Other finance charges also included £8 million (2009 - £7 million) on unwinding of discounts on liabilities, £1 million (2009 - £11 million) in respect of net exchange movements on certain financial instruments and £2 million (2009 - £3 million income) of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £104 million for the six months ended 31 December 2010 compared to £94 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £106 million (2009 - £90 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £219 million from £1,393 million in the comparable prior period to £1,612 million in the six months ended 31 December 2010.

Taxation

The reported tax rate for the six months ended 31 December 2010 was 21.8% compared with 22.3% for the six months ended 31 December 2009.

Discontinued operations

No operations are classified as discontinued in the six months ended 31 December 2010. Discontinued operations in the six months ended 31 December 2009 comprised a charge after taxation of £10 million in respect of anticipated future payments to thalidomide claimants.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate movements on profit before exceptional items and taxation for the six months ended 31 December 2010 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	(28)
Transaction impact	96
Impact of IAS 21 on operating profit	2
Total exchange effect on operating profit	70
Interest and other finance charges
Net finance charges — translation impact	2
Mark to market impact of IAS 39 on interest expense	(2)
Impact of IAS 21 and IAS 39 on other finance charges	10
Associates — translation impact	(5)
Total exchange effect on profit before exceptionals and taxation	75

	Six months ended 31 December 2010	Six months ended 31 December 2009
Exchange rates
Translation US$/£ rate	1.57	1.64
Translation €/£ rate	1.18	1.12
Transaction US$/£ rate	1.52	1.74
Transaction €/£ rate	1.13	1.30

The impact of foreign exchange movements in the six months ended 31 December 2010 was adversely impacted by the weaker Venezuelan bolivar.  The weaker Venezuelan bolivar decreased net sales by £211 million which was partly offset by the positive impact of other currencies of £158 million. Foreign exchange movements increased operating profit by £70 million including a negative impact of the Venezuelan bolivar of £57 million offset by a higher positive impact of other currencies of £127 million.

For the year ending 30 June 2011 foreign exchange movements are expected to increase operating profit by £55 million and are not expected to materially affect the net finance charge based on applying current exchange rates (£1 = $1.56 : £1 = €1.18). This guidance excludes the impact of IAS 21 and 39 but includes the impact of revaluing the Venezuelan bolivar at the rate used for the reported results for the six months ended 31 December 2010.

Dividend

An interim dividend of 15.50 pence per share will be paid to holders of ordinary shares and ADRs on the register on 4 March 2011. This represents an increase of 6% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2011. Payment to US ADR holders will be made on 11 April 2011. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2011.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial information. ‘Organic’ means the movement on a constant currency basis excluding the impact of acquisitions and disposals and exceptional items. In the discussion under ‘organic brand performance’ for each market, movements given for sales, net sales, marketing expenditure and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2010 with the six months ended 31 December 2009 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing expenditure and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed Organic movement in the tables below expressed as a percentage of the aggregate of the amount in the column headed 2009 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the prior period included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or comparable period, the group, in organic movement calculations, excludes the results for that business from the current period and comparable period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions subsequent to the end of the prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period. The acquisition adjustment also eliminates the impact of transaction costs directly attributable to acquisitions that have been publicly announced and charged to operating profit in either period.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the six months ended 31 December 2010 were as follows:

		2009 Reported units	Acquisitions and disposals(2) units	Organic movement units	2010 Reported units	Organic movement
		million	million	million	million	%
Volume
North America		27.6	(0.1)	0.5	28.0	2
Europe		22.0	—	(0.5)	21.5	(2)
International		20.8	—	1.9	22.7	9
Asia Pacific		6.4	(0.1)	0.5	6.8	8
Total		76.8	(0.2)	2.4	79.0	3

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Sales
North America	1,969	94	(23)	54	2,094	3
Europe	2,456	(50)	(18)	(76)	2,312	(3)
International	1,726	(174)	(1)	222	1,773	14
Asia Pacific	737	80	—	98	915	12
Corporate	40	(1)	—	(1)	38
Total sales	6,928	(51)	(42)	297	7,132	4

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales
North America	1,695	82	(23)	53	1,807	3
Europe	1,547	(38)	(13)	(52)	1,444	(3)
International	1,402	(149)	(1)	163	1,415	13
Asia Pacific	523	53	—	(40)	616	7
Corporate	40	(1)	—	(1)	38
Total net sales	5,207	(53)	(37)	203	5,320	4
Excise duties	1,721				1,812
Total sales	6,928				7,132

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Marketing spend
North America	228	11	—	29	268	12
Europe	229	(6)	(1)	3	225	1
International	150	—	—	27	177	18
Asia Pacific	118	11	1	13	143	10
Total marketing spend	725	16	—	72	813	10

	2009 Reported	Exchange(1)	Acquisitions and disposals(2)	Organic movement	2010 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%
Operating profit
North America	667	23	(1)	34	723	5
Europe	528	(9)	1	(49)	471	(9)
International	460	(51)	(1)	60	468	15
Asia Pacific	103	9	(3)	20	129	18
Corporate	(127)	98	—	(35)	(64)
Total operating profit before exceptional items	1,631	70	(4)	30	1,727	2
Exceptional items(3)	(95)				(9)
Total operating profit	1,536				1,718

Notes: Information relating to the organic movement calculations

(1)          The exchange adjustments for sales, net sales, marketing spend and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the strengthening of the US dollar offset by the weakening of the Venezuelan bolivar.

(2)          The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the six months ended 31 December 2010 there were no acquisitions impacting organic growth. Disposals in the six months ended 31 December 2010 were the disposals completed under the reorganisation of the group’s US wines operations and the disposal of the Gilbeys wholesale wine business in Ireland. Adjustment is also made to exclude directly attributable transaction costs incurred in the six months ended 31 December 2010 of £6 million, netted against acquisition costs of £3 million incurred in the six months period ended 31 December 2009 primarily in respect of the acquisition of Serengeti Breweries and the potential acquisition of an additional equity stake in Quanxing.

(3)          Operating exceptional items in the six months ended 31 December 2010 comprised charges of £4 million (2009 - £69 million) in respect of the restructuring of Global Supply operations and £5 million (2009 - £5 million) in respect of the restructuring of Irish brewing operations. In addition a charge of £21 million was incurred in respect of the global restructuring programme in the six months ended 31 December 2009.

Strategic brands performance by category*

Brand performance is now reported using the 14 strategic brands below. This replaces the previous classification of 8 global priority brands, which was introduced in 2002 following the Seagram acquisition.  The new classification is a natural evolution and better reflects the way in which brands are managed.

		Organic	Reported
	Volume	net sales	net sales
	movement**	movement	movement
	%	%	%
Whisk(e)y
Johnnie Walker	11	10	11
Crown Royal	3	5	10
JeB	(8)	(10)	(11)
Windsor	6	11	20
Buchanan’s	(3)	14	(33)
Bushmills	5	5	7

Vodka
Smirnoff	2	(1)	2
Ketel One	2	—	5
Cîroc	128	131	139

Liqueurs
Baileys	3	1	—

Rum
Captain Morgan	7	7	12

Tequila
Jose Cuervo	7	7	10

Gin
Tanqueray	(3)	(2)	1

Beer
Guinness	(2)	(1)	—

* Spirits brands excluding ready to drink

** Volume movement is both reported and organic

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. Increases in organic and reported volume, organic net sales and reported net sales for global priority brands are 3%, 3% and 4%, respectively, and for other brands 3%, 6% and 0%, respectively, against the comparable period last year.

Analysis by region

North America

Key highlights

•                  North America returned to volume growth and delivered mix improvement led by the growth of spirits

•                  Innovation contributed significantly to net sales growth

•                  Gross margin expansion was driven by improved product mix and tight control of cost of goods

•                  Marketing spend increased 12% with further increases in investment behind the strategic spirits brands

•                  Promotional spend was reduced on US spirits brands in the off trade which cost Diageo 1 percentage point of share

•                  Wine declined as promotional support was reduced in a category where growth was driven by increased promotions

•                  A reduction in overheads also contributed to operating margin improvement

	Six months ended 31 December 2010	Six months ended 31 December 2009	Organic	Reported
Key measures:	Equivalent units million	Equivalent units million	movement %	movement %
Volume	28.0	27.6	2	1

	£ million	£ million	%	%
Net sales	1,807	1,695	3	7
Marketing spend	268	228	12	18
Operating profit before exceptional items	723	667	5	8
Operating profit	723	661	5	9

Organic performance:

Net sales growth of 3% in North America was driven by the improved performance of the strategic spirits brands. In the United States there were some signs of a gradual economic recovery but high unemployment and low income growth held back a significant improvement in consumer confidence. Despite this, the industry reported value growth across spirits, beer and wine.  In spirits and wine, mirroring the positive mix trend in the industry, Diageo net sales grew faster in the premium and above segments than in standard and below. Diageo’s strategy to reduce discounting and promotional activity resulted in share loss but contributed to positive price/mix.  Mix improvement, strict control of cost of goods and a reduction in overheads delivered operating profit growth of 5%.  Canada showed a solid recovery with growth in both the on and off trade and Diageo increased its share of spirits.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
United States	1	3	6
Canada	4	4	13

By category:
Spirits	2	4	9
Beer	(1)	1	7
Wine	(10)	(7)	(16)
Ready to drink	(1)	(2)	3

Strategic brands:**
Johnnie Walker	(6)	(4)	—
Smirnoff	2	1	6
Baileys	1	1	6
Captain Morgan	1	1	6
Jose Cuervo	7	7	12
Tanqueray	(7)	(5)	(1)
Crown Royal	2	4	9
Ketel One	1	(1)	4
Cîroc	131	134	144
Guinness	1	1	6

*  Volume movement is both reported and organic except for wine where reported movement was (19)% due to disposals in the period

** Spirits brands excluding ready to drink

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. Increases in organic volume, reported volume, organic net sales and reported net sales for global priority brands are 1%, 1%, 0% and 5%, respectively, and for other brands 3%, 2%, 7% and 9%, respectively, against the comparable period last year.

United States - Volume growth, mix improvement and strong marketing spend

Volume performance was driven by spirits, as beer and wine declined and ready to drink remained flat.  Within spirits, volume growth was led by Cîroc up 131% and Jose Cuervo up 7%.  Net sales growth was primarily driven by Cîroc up 134%, Crown Royal up 5% and innovation. The strategic decision to reduce promotional activity contributed to price/mix improvements in spirits, beer and wine but share losses across many categories and segments.

Johnnie Walker volume declined 9% due predominantly to a planned reduction in wholesaler inventories of Johnnie Walker Red and Black Labels to bring shipments and depletions closer in line.  Net sales decreased 6% as price increases were taken across most variants and mix improved due to the performance of super deluxe variants, Johnnie Walker Gold, Blue and King George V, as well as the introduction of The John Walker.

Smirnoff returned to volume growth on the performance of Smirnoff Red up 3% partially offset by the decline in Smirnoff Flavours and Smirnoff Blue.  Net sales declined 1% as price/mix was negative across all variants.  Promotional activity in the premium vodka segment remained high.  However, promotions on Smirnoff were reduced, resulting in a share loss of 1 percentage point.

Baileys net sales declined 1%. A good performance by Baileys flavours, up 6%, was not sufficient to offset a 3% decline on the base variant. The brand continued to sell at a premium price despite challenging economic conditions and Baileys gained 0.2 percentage points of share.

Captain Morgan remained under pressure from new spiced rum entrants, with over 40 new brands launched in the past five years.  As a result, Captain Morgan lost 0.3 percentage points of share.  Volume was flat and net sales declined 1%, primarily due to a reduction in volume of Parrot Bay.

Volume and net sales of Jose Cuervo increased 7% in comparison to the first half of fiscal 2010 when the brand experienced some destocking.  The brand continued to sell at a premium price in line with strategy despite continued competition and Jose Cuervo lost 3.3 percentage points of share. Jose Cuervo Silver continued to perform well and maintained its position as the number one silver tequila by volume in the United States.  In the super and ultra premium segments, Jose Cuervo Tradicional performed well.

Tanqueray volume declined as inventories of London Dry Gin were reduced at the wholesaler level.  Positive price/mix was due to price increases and the strong performance of Tanqueray Ten, up 14% in net sales.

Crown Royal grew volume 2% and net sales 5% fuelled by the success of Crown Royal Black and Crown Royal Cask 16. Crown Royal Black remained number one in IRI’s new spirits product tracker, while the brand grew 0.2 percentage points of share.

Ketel One vodka volume was flat and net sales decreased 1%. Declines in Ketel One Citroen were partially offset by increases in Ketel One Oranje which was launched last year.  Competition remained strong in the vodka category and Ketel One vodka lost 0.2 percentage points of share.

Cîroc was the driving force behind growth in the United States. Volume increased due to the continued success of the new Cîroc flavours Coconut and Red Berry, which have exceeded expectations.  Price increases helped drive positive price/mix.  Cîroc’s exceptional performance has driven 0.3 percentage points of share gain in a highly competitive category.

Guinness grew volume and net sales 1% driven by Guinness Draft in Cans and the success of Guinness Foreign Extra Stout, which launched nationally in October.  Guinness lost 0.1 percentage points of share driven by declines in Guinness Draft in Bottle, lapping the 250th Anniversary Stout launch of a year ago.

Bushmills grew volume 10% and net sales 5% following a planned price reduction to reposition the brand in line with its competition.  Gordon’s, Popov, Seagram’s 7 Crown and Seagram’s VO all declined reflecting the slowdown in the value and standard segments.

Reserve brands grew volume 23% and net sales 27% with growth across nearly all brands.  Volume growth and selective price increases across key brands such as Johnnie Walker Blue Label and Cîroc helped drive much of the positive price/mix for the half. Also of note were the performances of Buchanan’s Special Reserve up 36% and Classic Malts up 26% in net sales.

Red Stripe held volume flat but grew net sales 7% on price increases and the continued success of Red Stripe Light.  Harp volume and net sales both fell 5% and Smithwick’s volume and net sales declined 9% due to heavy competition from craft beers.

Wine volume declined 10% and net sales declined 7% as promotional support was reduced compared to the prior period. Declines in the Sterling Vintners Collection were partially offset by BV Georges de La Tour and the Sterling reserve wines. Within the Chalone wine group A by Acacia outperformed the market due to distribution gains and off trade programmes while Chalone Vineyards and Edna Valley declined.  Rosenblum net sales declined as consumers shifted away from vineyard designate and appellations to vintner’s cuvees.

Ready to drink volume was held flat on the success of Smirnoff Mixed Drinks.  Net sales declined 1% as the Smirnoff, Jose Cuervo and Captain Morgan cocktail lines declined due to their premium price.

Innovation centred on the vodka category with the launch of RÖKK vodka, Godiva Chocolate Vodka and Moon Mountain Vodka. RÖKK, a freeze filtered vodka from Sweden, was positioned in the premium segment while Godiva Chocolate Vodka and Moon Mountain Vodka offered alternatives in the super premium segment.

Marketing increased by 11% as Diageo maintained its commitment to invest behind strategic brands and proven marketing programmes. Diageo continued its focus on Smirnoff Red behind the “I Choose” campaign and launched the DJ reality TV show “Master of the Mix.”  Crown Royal integrated Crown Royal Black into NASCAR, football and the “Crown Royal Affair.” Captain Morgan increased its sport sponsorships and the “One Million Pose” social responsibility campaign.  Cîroc continued its collaboration with Sean “Diddy” Combs around the “Ultimate Summer Cabana” and “Cîroc the New Year” in conjunction with E! Entertainment. This investment has increased Diageo’s share of voice to 9.5% overall with increases across spirits, beer and ready to drink.

Canada - Recovery of the on trade drove volume and net sales growth

The favourable turnaround in the on trade was reflected in Diageo’s volume and net sales growth of 4%.  Volume performance was driven by Smirnoff up 6%, Captain Morgan up 8%, Johnnie Walker up 44% and Baileys up 8%, while net sales were driven by Smirnoff up 8%, Captain Morgan up 11% and Johnnie Walker up 44%. Price/mix was flat as price increases on Smirnoff, Captain Morgan and Tanqueray were offset by the decline in the ready to drink segment.

Europe

Key highlights

•                  The economic pressures in Greece, Iberia and to a lesser extent Ireland led to a 13% net sales decline across these markets

•                  In Great Britain net sales grew 1%, however negative price/mix in spirits and the strong growth of wine led to margin erosion

•                  Russia and Eastern Europe grew net sales over 20% as a result of the improving economic situation and strong growth of imported spirits

•                  In the rest of Europe a mixed performance resulted in net sales decline of 1%

•                  Import restrictions in Turkey resulted in no trading in the domestic channel in the half

•                  In line with these trends, marketing spend in Greece and Iberia decreased 21%, spend in Russia and Eastern Europe increased over 50% whilst spend in the rest of Europe increased slightly, focused on strategic brands

•                  Operating profit decline was principally driven by negative category mix in Great Britain and economic weakness in Greece and Iberia

	Six months ended 31 December 2010	Six months ended 31 December 2009	Organic	Reported
Key measures:	Equivalent units million	Equivalent units million	movement %	movement %
Volume	21.5	22.0	(2)	(2)

	£ million	£ million	%	%
Net sales	1,444	1,547	(3)	(7)
Marketing spend	225	229	1	(2)
Operating profit before exceptional items	471	528	(9)	(11)
Operating profit	471	522	(9)	(10)

Organic performance:

Economic weakness in a number of markets created an overall challenging environment for the Europe region. There were notable net sales declines in Greece, Iberia and to a lesser extent Ireland that led to declines in Johnnie Walker, JeB and Guinness. Russia, Eastern Europe and Germany performed well, led by the scotch and liqueur categories in Russia and Eastern Europe and by the scotch and rum categories in Germany. There was moderate net sales growth in Great Britain with strong price/mix improvement in wine.  Negative price/mix was mainly due to the decline in scotch in Southern Europe and challenging trading conditions for Smirnoff in Great Britain. Whilst marketing spend was reduced in line with net sales in Greece and Iberia, overall spend in Europe increased 1%, reflecting a significant increase in Russia and Eastern Europe. Captain Morgan benefited from a double digit increase in marketing spend as the brand continued to perform strongly.  Operating profit declined 9%, driven by economic weakness in Southern Europe and margin decline in Great Britain.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Great Britain	(1)	1	1
Ireland	(1)	(5)	(12)
Iberia	(13)	(14)	(19)
Greece	(35)	(38)	(42)
Russia	9	31	36

By category:
Spirits	(2)	(5)	(7)
Beer	(5)	(4)	(9)
Wine	(2)	17	8
Ready to drink	(4)	(8)	(9)

Strategic brands:**
Johnnie Walker	(5)	(5)	(7)
Smirnoff	(6)	(15)	(16)
Baileys	1	(2)	(4)
JeB	(6)	(10)	(14)
Captain Morgan	37	45	44
Guinness	(6)	(5)	(7)

* Volume movement is both reported and organic, except for wine where reported movement was (6)% primarily due to the disposal of Barton & Guestier and Ireland where reported movement was (3)% primarily due to the disposal of the Gilbeys wine business in Ireland

** Spirits brands excluding ready to drink

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. Decreases in organic volume, reported volume, organic net sales and reported net sales for global priority brands are (3)%, (3)%, (5)% and (8)%, respectively, and for other brands (1)%, (2)%, (1)% and (5)%, respectively, against the comparable period last year.

Great Britain - Moderate net sales growth achieved as the economy continued its fragile recovery

In Great Britain, net sales grew as the market continued to be characterised by the shift from the on trade to the off trade.  The spirits market was flat and Diageo spirits broadly maintained share, as a gain of 0.9 percentage points in the off trade offset a decline of 0.7 percentage points in the on trade. Net sales of Smirnoff were down 16% following customer stock building in fiscal 2010 ahead of the anticipated duty increase in the emergency budget in June and a loss of share in the on trade.  Smirnoff also experienced negative price/mix as the on trade contracted and price conscious consumers in the off trade bought more on promotion.  Net sales of Baileys grew 2% and gained 2.9 percentage points of share, the new “Let’s do this again” campaign was launched in the half and marketing spend was flat. Guinness net sales declined 2%. Although Guinness Surger increased brand distribution into a further 9,500 outlets, this failed to offset the continued contraction of the on trade with, on average, 29 outlets closing each week. The brand achieved 3 percentage points of price/mix driven by a price increase taken in the prior year and customer mix.  Wine net sales grew 18% as price increases on Blossom Hill combined with strong sales of the higher value en primeur wines drove strong price/mix. Marketing spend increased 3% and investment behind the total Smirnoff brand increased 4%, focused on the global “Nightlife Exchange Project”, and support behind Smirnoff innovations including Smirnoff and Cola and Smirnoff Flavours. Guinness marketing spend was down as the brand switched its sponsorship programme from the rugby premiership to the Six Nations and international rugby.

Ireland - Spirits outperformed beer as Guinness was impacted by further on trade declines

In Ireland volume fell slightly whilst net sales declined 5% driven by beer which represents over 80% of Diageo Ireland net sales.  Net sales of total beer declined 6% and Guinness net sales declined 8% as the economic conditions continued to impact the market. Core consumers reduced their consumption frequency and the shift to the off trade accelerated resulting in a share loss on Guinness of 0.2 percentage points.  However, spirits performed better as volume grew 2% and 3 percentage points of price/mix drove net sales growth to 5%. This was driven by share gains in a declining spirits market and a reduction in cross border trade.  Captain Morgan grew net sales double digit and remained the fastest growing spirit brand in Ireland, gaining over 10 percentage points of share.  Procurement efficiencies drove a 3% reduction in marketing spend whilst the reinvestment rate was broadly flat.  Guinness marketing spend was up as the business focused on fewer, bigger events such as “Arthur’s Day” and spend decreased behind Captain Morgan and Smirnoff.

Iberia - Further deterioration in the spirits market and consumer confidence is reflected in business performance

Volume in Iberia declined 13% and net sales decreased 14%. The business was impacted by further destocking which accounted for over a third of the volume decline, as customers experienced reduced financial liquidity and further declines in consumer confidence impacted demand. Volume of JeB fell 10% as the scotch category continued to decline. There was also price/mix dilution due to the increased volume sold through lower margin cash and carry and hypermarket customers.  Johnnie Walker was impacted by some destocking with volume down 11% and net sales down 12%, however both Johnnie Walker Red Label and Johnnie Walker Black Label grew share in the declining scotch category in the six months to December 2010 and Diageo grew its share of total scotch in the off trade in the half. In the slow growth rum category, private label and value brands grew, as consumers sought greater value for money.  As a result, Cacique volume and net sales were down 24% and 26% respectively. The gin category continued to decline whilst premium gin grew at the expense of local and standard gin brands. Tanqueray delivered double digit volume and net sales growth, whilst sacrificing 1 percentage point of price/mix following deeper and more frequent off trade promotions to increase competitiveness.  This was supported by a print and digital campaign combined with the “Mentor at Home” programme. Support continued behind ready to serve cocktails with the launch of JeB Manhattan and the further roll out of draught Cacique Mojito.  The packaged ready to serve segment has become more competitive with private label entrants, which has impacted price/mix.  Marketing spend declined in line with net sales.  Remaining spend focused on the new JeB kite surfing sponsorship, “JeB Masters of Kite” to drive relevance with consumers, a TV campaign to support the launch of JeB Manhattan and the national launch of Johnnie Walker’s “Walk with Giants” campaign.

Greece - The deteriorating economic conditions impacted the business in the first half

Lower disposable income due to the economic downturn and excise duty increases totalling 87% over the course of 2010 led to a 35% decline in volume in Greece and net sales fell 38%.  Negative price/mix was a result of the higher margin on trade declining at a faster rate than the off trade and prices of some brands being reduced to maintain affordability.  As part of a large scotch market, Johnnie Walker was significantly impacted as was Dimple, which declined sharply, as deluxe scotch was impacted more severely.  With its strong brand equity, Haig proved more robust and the brand gained share although volume again declined.  Outside of the scotch category, net sales of all other spirits declined. Marketing spend was maintained as a percentage of net sales and therefore reduced by 38%.

Russia and Eastern Europe - Recovery continued in Russia and signs of trading up returned

Russia and Eastern Europe combined delivered double digit volume and net sales growth. The strong growth of imported spirits and the benefit of price increases last year drove mix improvements.  Johnnie Walker performed well across the region with increased net sales of 26%.  In addition, White Horse and Bell’s continued to perform well delivering double digit growth and Baileys achieved double digit net sales growth across the region.  Vodka net sales declined 2% as growth of Smirnov in Russia and growth of Smirnoff in third party distributor markets in Eastern Europe failed to offset the decline of Smirnoff Vladimir in Poland.  Marketing spend increased markedly, following lower levels of investment last year. Investment was focused behind the Johnnie Walker “Walk with Giants” campaign and Captain Morgan internet advertising.

Rest of Europe - Strong performance of scotch and rum across the rest of Europe

Import restrictions on Diageo Turkey resulted in no trading in the domestic channel in the half. Elsewhere in Europe Johnnie Walker Red Label performed very well in Germany, following a planned price reduction to maintain its competitive price positioning.  A renewed focus behind JeB in France drove good growth, with the execution of “JeB Colours”. In Benelux Johnnie Walker and JeB grew double digit volume and net sales, however the benefit was diluted by negative channel mix.  Net sales declined in the Nordics as the result of continued decline in the spirits market and the cessation of the Smirnoff Ice distribution contract in Denmark. Within other brand performance, Captain Morgan showed excellent growth across Northern Europe supported by a significant increase in marketing spend behind proven growth drivers.

International

Key highlights

•                  Increased marketing spend across the region and improved distribution in key markets drove volume growth of 9% and net sales growth of 13%

•                  In Latin America and the Caribbean, the strong performance of scotch brands delivered double digit volume growth and price/mix improvement

•                  In Africa the continued strong performance of beer in East Africa, Nigeria and Cameroon and the growth of scotch in South Africa drove net sales growth of 10%

•                  GTME benefitted from further increases in marketing investment along with innovation in both product and retail offerings which resulted in volume growth of 10% and net sales growth of 15%

•                  Marketing investment grew ahead of net sales, driving strong top line growth. Nevertheless, operating margins improved again

	Six months ended 31 December 2010	Six months ended 31 December 2009	Organic	Reported
Key measures:	Equivalent units million	Equivalent units million	movement %	movement %
Volume	22.7	20.8	9	9

	£ million	£ million	%	%
Net sales	1,415	1,402	13	1
Marketing spend	177	150	18	18
Operating profit before exceptional items	468	460	15	2
Operating profit	468	457	15	2

Organic performance:

International delivered another strong performance in the first half with all hubs generating double digit net sales growth.  Performance in Latin America was driven by scotch, with increased marketing spend driving volume in Brazil and Mexico, and price increases in Mexico driving net sales. GTME performance was also driven by scotch, in particular by Johnnie Walker Black Label and the ongoing roll out of Johnnie Walker Double Black.  Increased distribution and supply, and improving brand equities drove lager growth across Africa. Diageo beer brands gained volume share in Cameroon, Nigeria and Kenya, and in South Africa brandhouse gained share in spirits and beer, notably scotch.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Latin America and the Caribbean	10	17	(15)
Africa	9	10	13
GTME	10	15	21

By category:
Spirits	13	17	(4)
Beer	5	10	11
Wine	16	24	10
Ready to drink	(8)	—	(6)

Strategic brands:**
Johnnie Walker	21	25	19
Buchanan’s	(7)	11	(39)
Smirnoff	15	22	26
Baileys	10	16	7
Guinness	1	2	4

*      Volume movement was both reported and organic except for wine where reported movement was 6% primarily due to the disposal of Barton & Guestier.

**   Spirits brands excluding ready to drink

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. Increases/(decreases) in organic and reported volume, organic net sales and reported net sales for global priority brands are 11%, 14% and 12%, respectively, and for other brands 8%, 12% and (10)%, respectively, against the comparable period last year.

Latin America and the Caribbean - Marketing investment increased 21%, driving growth in scotch

Continuing positive economic trends in Brazil translated into double digit growth for beverage alcohol.  Volume increased 26%, net sales increased 30%, and Diageo’s scotch portfolio grew share 6 percentage points in the deluxe segment and 2 percentage points in the standard segment.  Johnnie Walker volume and net sales both grew double digits.  This was in part due to price reductions made in the second half of fiscal 2010, but growth was also driven by geographic expansion and continued investment in brand building activities.  Black & White and Old Parr also delivered strong net sales growth of 20% and 36% respectively.  Smirnoff maintained its leadership position in the vodka category supported by the “Be There” campaign and the Smirnoff “Nightlife Exchange Project”.  Smirnoff ready to drink grew net sales 4% on the back of strong volume performance from Smirnoff Ice and the re-launch of Smirnoff Caipiroska with a new product formula and packaging.

Despite the relatively slow economic recovery in Mexico and ongoing security concerns, price increases on key brands and accelerated marketing spend drove 23% net sales growth.  Increased investment behind the “Strides” and “Join the Pact” campaigns on Johnnie Walker Black Label, and on trade activities such as “Adventure in a Glass” for Johnnie Walker Red Label resulted in the highest awareness scores recorded for the brand in Mexico.  All Johnnie Walker variants posted double digit net sales growth.  Buchanan’s share declined in the face of heavy competitive price reductions and liquid promotions, but positive price/mix fuelled 18% net sales growth.

The trading performance in Venezuela was impacted by the currency exchange restrictions which have constrained supply.  Reported net sales and operating profit were therefore down significantly, although after adjusting for the year on year exchange impact Diageo generated organic operating profit growth in Venezuela.

Africa - Improved distribution led to strong net sales growth in lager, and key spirits segments returned to growth

Net sales in Nigeria grew 10%, propelled by the double digit growth of Harp.  Reduced stock outs and advertising campaigns increased trade and consumer confidence in the brand as demonstrated by volume growth of 19% despite two price increases in the first half.  Malta Guinness continued to benefit from the bottle re-launch and improved distribution, which drove net sales growth of 18%.  Guinness volume was up slightly, but net sales were flat due to the focus on the 45cl pack size.  Smirnoff Ice performed well as off trade momentum behind the can format increased distribution and drove 34% net sales growth.

The East Africa hub delivered 12% volume growth and 10% net sales growth as the economy continued to recover.  Negative price/mix was driven by a significant increase in duties which caused consumers to shift into value spirits and beer.  However, Guinness net sales were up 6% despite price increases on the back of excise duty increases. Improved distribution increased Senator volume which in turn drove 17% net sales growth.  Tusker also delivered strong results growing net sales 15% as a result of volume growth in Uganda and price increases.

In South Africa, net sales grew in line with volume with both up 5% driven primarily by scotch. Johnnie Walker Red Label delivered a particularly strong performance, with increased distribution and marketing investment driving 14% net sales growth.  Johnnie Walker Black Label volume and net sales grew 9% and 3% respectively, driven by upweighted promotional activity. Bell’s net sales grew 13% as improved consumer confidence and a strong festive season advertising campaign positioned the brand as an affordable luxury. Smirnoff volume was up 4% but price/mix was negative due to increased promotional activity.  In total, the brandhouse venture grew share of both spirits and beer.

Elsewhere in Africa, Guinness volume in Ghana declined due to January 2010 excise duty and price increases, but double digit net sales growth from Star and Gulder lagers and non-alcoholic Alvaro, and significant growth in spirits compensated for Guinness performance.  In Cameroon, a focus on improving the route to market and sales execution drove strong Guinness volume growth and net sales grew 18%.

Global Travel and Middle East - Marketing investment increased as passenger numbers recovered, with Johnnie Walker leading continued net sales growth

GTME delivered volume growth of 10% and net sales growth of 15% as marketing investment was upweighted on the back of the recovery in passenger numbers.  The increased level of marketing spend reflects the important role GTME plays as a brand and category building channel.  Johnnie Walker drove performance with 22% net sales growth. The “Step Inside the Circuit” campaign, a programme to encourage consumers into stores, the continuation of the “Walk with Giants” marketing campaign, and the ongoing roll out of Johnnie Walker Double Black all contributed to the brand’s success.  The largest non-scotch brands, Baileys, Smirnoff, Tanqueray and Captain Morgan all grew volume and net sales, and innovation continued to play a significant role in driving growth.

Asia Pacific

Key highlights

•                  Top line improvement was led by the emerging markets of Asia, which grew net sales 15% driven by India, Thailand, Malaysia and Vietnam, together with 9% growth in Korea

•                  Diageo strengthened its leadership position in scotch across the region gaining share in all markets

•                  Johnnie Walker was the key driver of performance, supported by double digit net sales growth on Windsor and The Singleton

•                  There was a strong performance in Korea with share gains in the scotch category

•                  In Australia, Diageo gained share in spirits and ready to drink, but net sales declined due to a more aggressive off trade pricing environment

•                  Marketing spend grew ahead of net sales, focused on Johnnie Walker in emerging markets

•                  Operating margin increased as higher marketing spend was more than offset by lower overheads

	Six months ended 31 December 2010	Six months ended 31 December 2009	Organic	Reported
Key measures:	Equivalent units million	Equivalent units million	movement %	movement %
Volume	6.8	6.4	8	6

	£ million	£ million	%	%
Net sales	616	523	7	18
Marketing spend	143	118	10	21
Operating profit before exceptional items	129	103	18	25
Operating profit	129	98	18	32

Organic performance:

Emerging markets were the key driver of net sales growth in Asia Pacific, growing 15% in total. By category, growth was led by scotch and the three largest brands, Johnnie Walker, Windsor and The Singleton all grew net sales in double digits. Diageo strengthened its leadership in the scotch category in Asia Pacific by growing share in the major markets of Korea, Thailand, Australia, India, Taiwan and China. The Smirnoff trademark grew 17% in total as the very strong growth of ready to drink added to 6% growth on Smirnoff spirits. The rum and beer categories also contributed to growth. Premiumisation was evident in the half with the premium and above price segments growing twice as fast as standard and below. This positive mix impact was offset by price reductions taken in Australia and China and negative market mix from strong volume growth in India and South East Asia. Marketing spend increased ahead of net sales, focused on driving sales of Johnnie Walker and Smirnoff by trading up increasingly affluent emerging market consumers into international spirits. Overheads were reduced resulting in operating profit growth of 18%.

	Volume movement*	Organic net sales movement	Reported net sales movement
	%	%	%
By market:
Australia	3	(1)	12
Korea	4	9	18
China	(2)	(3)	2
India	67	134	34

By category:
Spirits	9	9	20
Beer	2	6	18
Wine	21	44	(5)
Ready to drink	6	2	16

Strategic brands:**
Johnnie Walker	17	12	22
Smirnoff	11	6	18
Baileys	10	(12)	(3)
Windsor	6	11	20
Guinness	(3)	3	13

*      Volume movement is both reported and organic except for wine where the reported movement was (28)% primarily due to the disposal of Barton & Guestier

**   Spirits brands excluding ready to drink

The classification of brands as ‘global priority brands’ and ‘other brands’ has been discontinued for reporting purposes. Increases in organic volume, reported volume, organic net sales and reported net sales for global priority brands are 13%, 13%, 9% and 20%, respectively, and for other brands 1%, 0%, 4% and 15%, respectively, against the comparable period last year.

Australia - Gained share of spirits and ready to drink in a challenging market

Although the macro economic prospects look positive for Australia, the beverage alcohol market continued to be challenging. Price/mix was negative as a result of selective price reductions in the most competitive categories and the continued shift of sales to the larger off trade retailers. Diageo grew share in total due primarily to an increased focus on customer marketing activities with the largest off trade accounts and the continuation of a successful innovation programme. A key success in the half was the introduction into the market of Smirnoff Signature Serves and Smirnoff Cocktails which have provided net sales growth for Diageo and have re-invigorated the segment for retailers and consumers alike.

Korea - Share gains and a price increase on Windsor delivered a strong performance

Diageo Korea outperformed a broadly flat scotch market. Windsor extended its position as the leading brand by 1 percentage point driven by the strong performance of Windsor 12. A price increase on the brand taken in September 2010 drove 5 percentage points of positive price/mix. Diageo Korea continued its strategy to grow the brand range beyond blended scotch whisky, primarily investing behind Guinness, which received its first television campaign, and launching super premium products: Classic Malts, Ketel One vodka and Zacapa rum.

South East Asia - Double digit net sales growth led by Johnnie Walker

South East Asia again performed strongly. In Thailand, the economic recovery and increased brand building activities behind Johnnie Walker led to 19% net sales growth. There was continued strong momentum in Vietnam, particularly at the premium and above price segments, led by Johnnie Walker and The Singleton. Beer net sales grew 9%, driven primarily by Guinness in Malaysia as a result of a successful “Arthur’s Day” campaign and increased on trade activity.

China - Share gains in scotch offset by lower volumes in other categories

Johnnie Walker volume grew 9% and the brand made share gains in the key deluxe and super deluxe segments. However, there was negative price/mix as last year’s price increases were reversed, reflecting the highly competitive on trade environment. The total net sales decline of 3% was driven by higher trade investment behind Johnnie Walker Black Label, lower volumes of Smirnoff in a weak vodka category and the discontinuation of JeB. There was an increase in marketing spend behind super deluxe scotch, targeted to capture the increasing preference of Chinese consumers for super premium products. This helped drive net sales growth of 22% and share gains in this segment.

India - Strong growth of key brands enhanced by route to market changes

The first half was the first full period in which the new route to market structure was in place. All imported brands are now distributed by Diageo India. In the prior period Diageo did not record any sales of imported brands as the stocks held by the former third party distributor were reduced. India therefore delivered strong top and bottom line growth and there was a return to strong marketing spend behind key brands. A new Johnnie Walker brand campaign was launched in the period focusing on building the brand’s quality credentials through mentoring sessions. Increased investment on Smirnoff behind the “Nightlife Exchange Project” and on the launch of a new bottle for VAT69 delivered significant double digit net sales growth for these key brands. Diageo gained 2 percentage points of share of scotch in the Duty Free Channel as depletions grew strongly in key airports.

Corporate revenue and costs

Net sales were £38 million in the six months ended 31 December 2010, down £2 million from £40 million in the comparable prior period. Net operating charges were £64 million in the six months ended 31 December 2010. This was a reduction of £63 million over the prior period. Diageo undertakes the majority of its currency transaction hedging centrally and therefore £98 million of positive year on year transaction impact was taken to corporate in this half. There was an incremental charge of £39 million relating to the difference between budget and achieved rates arising in the period as the results of the four regions are reported using budget transaction exchange rates.  There was a £4 million reduction in underlying corporate costs.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2010 compared to the six months ended 31 December 2009 is as follows:

	Six months ended 31 December
	2010	2009
	£ million	£ million

Operating profit	1,718	1,536
Depreciation and amortization	144	159
Movement in working capital	(509)	(72)
Dividend income and other items	(29)	(54)
Cash generated from operations	1,324	1,569
Net interest paid	(176)	(217)
Dividends paid to equity non-controlling interests	(75)	(55)
Taxation paid	(150)	(198)
Net cash from operating activities	923	1,099
Net capital expenditure	(129)	(150)
Net purchase of investments	(19)	(45)
Free cash flow	775	904
Acquisitions and disposals	(32)	(11)
Net sale/(purchase) of own shares for share schemes	(29)	41
Net equity dividends paid	(586)	(551)
Exchange adjustments	(35)	(201)
Borrowings acquired through purchase of businesses	(15)	—
Non-cash items	(134)	(67)
(Increase)/decrease in net borrowings	(56)	115
Net borrowings at beginning of the period	(6,954)	(7,419)
Net borrowings at end of the period	(7,010)	(7,304)

The primary source of the group’s liquidity has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions.

Net cash from operating activities    Cash generated from operations decreased from £1,569 million in the six months ended 31 December 2009 to £1,324 million in the six months ended 31 December 2010. The reduction of £245 million primarily arose from a decrease of £437 million in cash flows from net movements in working capital driven by a higher seasonal increase compared with the same period last year, partly offset by £182 million increase in operating profit. Cash generated from operations is after exceptional restructuring costs of £67 million (2009 - £76 million). Other items include £37 million of cash contributions to post employment schemes in excess of the income statement charge (2009 - £54 million higher contributions) and fair value movement in respect of dedesignated cash flow hedges charged to operating profit of £6 million (2009 - £26 million outflow) partly offset by the fair value charge in respect of share-based incentive plans of £16 million (2009 - £16 million). Net interest paid in the six months ended 31 December 2010 was £41 million lower than the six months ended 31 December 2009 driven by £32 million favourable phasing of bond coupon payments and £17 million positive impact of lower average net borrowings during the period partially offset by £6 million lower upfront cash premium received on the renegotiation of the terms of certain interest rate swaptions. Tax payments in the six months ended 31 December 2010 were lower than in the same period last year primarily as a result of settlements agreed with tax authorities paid over the previous two years.

Net cash from investing activities    The purchase of tangible fixed assets and computer software increased from £153 million in the six months ended 31 December 2009 to £173 million in six months ended 31 December 2010 driven by increased payments due to supply changes to drive efficiencies primarily in Europe. Property disposals increased from £3 million in the six months ended 31 December 2009 to £44 million in the six months ended 31 December 2010 due to the receipt of £22 million on the sale and leaseback of land and buildings and £15 million on the sale of vineyards located in Napa Valley, California.

In the six months ended 31 December 2010 cash outflows of £51 million arose in respect of business acquisitions. This included £39 million in respect of 51% equity stake in Serengeti Breweries Limited, a company in Tanzania.

Free cash flow   Free cash flow decreased by £129 million to £775 million in the six months ended 31 December 2010 compared to the same period last year. Free cash flow comprises net cash flow from operating activities and net cash from investing activities apart from cash payments and receipts arising from the purchase and disposal of subsidiaries, associates and businesses.

Cash flows from financing activities    Cash flows from financing activities included the payments to purchase treasury shares for scheme hedging of £57 million (2009 - £2 million) less receipts from employees on the exercise of share options of £28 million (2009 - £43 million). Equity dividends paid increased from £551 million in the six months ended 31 December 2009 to £586 million in the six months ended 31 December 2010.

Capital structure    The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Capital repayments    The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

Authorisation was given by shareholders on 14 October 2010 to purchase a maximum of 250,554,000  shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 19 October 2011.

Borrowings   The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

31 December 2010
£ million
Overdrafts	(79)
Other borrowings due within one year	(715)
Borrowings due within one year	(794)
Borrowings due between one and three years	(2,946)
Borrowings due between three and five years	(2,261)
Borrowings due after five years	(2,640)
Interest rate fair value hedging instruments	44
Cross currency interest rate swaps	178
Foreign currency swaps and forwards	(7)
Finance lease obligations	(56)
Gross borrowings	(8,482)
Offset by:
Cash and cash equivalents	1,472
Net borrowings	(7,010)

The group’s gross borrowings and cash and cash equivalents at 31 December 2010 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings (including foreign exchange forwards and swaps and finance lease obligations)	(8,482)	43	21	24	12
Cash and cash equivalents	1,472	58	5	11	26

The effective interest rate for the six months ended 31 December 2010, based on average net borrowings (excluding interest rate related fair value adjustments) and interest charge was 4.9%. For this calculation, the interest charge excludes finance charges unrelated to net borrowings, the forward element on derivative financial instruments and fair value adjustments to interest rate swaps and borrowings.

Diageo did not issue any bonds in the six months ended 31 December 2010 and no bond or medium term note was repaid.

The £56 million increase in net borrowings from 30 June 2010 to 31 December 2010 principally includes the free cash inflow of £775 million offset by £586 million equity dividend paid and adverse non-cash movements of £134 million comprising predominantly fair value movements.

The group had available undrawn committed bank facilities as follows:

As at 31 December 2010
£ million
Expiring within one year	693
Expiring between one and two years	1,551
2,244

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Diageo management believes that it has sufficient funding for its working capital requirements.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the unaudited condensed consolidated financial statements.

RECENT DEVELOPMENTS

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2010 said:

“Momentum is building in our business. Our top line performance was stronger and price/mix improved.  We have increased marketing spend significantly, up 10%, but in a very focused way.  35% of the increase was behind strategic brands in US spirits to build the brand equity as we move away from promotional support and over 60% of the increase was on our brands in the faster growing emerging markets. Despite the economic weakness in much of Europe, our first half performance gives me increased confidence that we will improve on the organic operating profit growth we delivered in fiscal 2010”.

The above comments were made by Paul Walsh, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 10 February 2011.

The following developments have occurred since the unaudited condensed consolidated financial information was approved by the board of directors on 9 February 2010.

On 12 February 2011, the Turkish parliament voted to approve the proposed legislation to restructure its public receivables law, which will allow the settlement of outstanding tax claims (including with respect to customs duties). The law will become effective upon signature by Turkey’s president. Taxpayers wishing to avail themselves of this new law have a period of two months to file appropriate applications with the relevant authorities. Once the law becomes effective, Diageo will evaluate its position under the new legislation.

Litigation is ongoing at the Korean Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004 as described in note 13 to the financial statements on ‘Contingent liabilities and legal proceedings’. On 15 February 2011, Diageo Korea received a pre-imposition notice from the Korean customs authorities regarding a second customs audit, covering the period from 29 February 2008 to 31 October 2010, for Korean won 207 billion or approximately £118 million (including £14 million of value added tax). Diageo Korea has the right to appeal this pre-imposition notice before a final customs audit assessment notice is issued, and Diageo Korea intends to make this appeal. Following the receipt of any final customs audit assessment notice, Diageo Korea would be required to pay the full assessment amount in order to preserve its right to appeal to the Korean Tax Tribunal. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2010 AND 31 DECEMBER 2009

The unaudited condensed consolidated financial information was approved by the board of directors on 9 February 2011.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	Six months ended
		31 December 2010	31 December 2009
	Notes	£ million	£ million
Sales	2	7,132	6,928
Excise duties		(1,812)	(1,721)
Net sales	2	5,320	5,207
Cost of sales		(2,072)	(2,123)
Gross profit		3,248	3,084
Marketing expenses		(813)	(725)
Other operating expenses		(717)	(823)
Operating profit	2, 3	1,718	1,536
Sale of businesses	3	(1)	—
Net interest payable	4	(196)	(197)
Net other finance charges	4	(13)	(40)
Share of associates’ profits after tax		104	94
Profit before taxation		1,612	1,393
Taxation	5	(352)	(310)
Profit from continuing operations		1,260	1,083
Discontinued operations	6	—	(10)
Profit for the period		1,260	1,073

Attributable to:
Equity shareholders of the parent company		1,194	1,016
Non-controlling interests		66	57
		1,260	1,073

Pence per share
Basic earnings		47.9p	40.9p
Diluted earnings		47.8p	40.8p
Average shares		2,492m	2,482m

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

	Six months ended	Six months ended
	31 December	31 December
	2010	2009
	£ million	£ million
Exchange differences on translation of foreign operations excluding borrowings	7	302
Exchange differences on borrowings and derivative net investment hedges	(34)	(201)
Effective portion of changes in fair value of cash flow hedges
— net losses taken to other comprehensive income	(20)	(69)
— transferred to income statement	29	36
Net actuarial gain on post employment plans	342	176
Tax on other comprehensive income	(83)	(56)
Other comprehensive income for the period	241	188
Profit for the period	1,260	1,073
Total comprehensive income net of tax for the period	1,501	1,261

Attributable to:
Equity shareholders of the parent company	1,470	1,187
Non-controlling interests	31	74
	1,501	1,261

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2010		30 June 2010		31 December 2009
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		6,661		6,726		6,355
Property, plant and equipment		2,456		2,404		2,390
Biological assets		29		30		38
Investments in associates		2,268		2,060		2,226
Other investments		139		117		130
Other receivables		20		115		18
Other financial assets		341		472		261
Deferred tax assets		359		529		594
Post employment benefit assets		57		49		45
			12,330		12,502		12,057
Current assets
Inventories	7	3,401		3,281		3,279
Trade and other receivables		2,670		2,008		2,596
Assets held for sale	10	63		112		—
Other financial assets		63		98		105
Cash and cash equivalents	8	1,472		1,453		1,589
			7,669		6,952		7,569
Total assets			19,999		19,454		19,626
Current liabilities
Borrowings and bank overdrafts	8	(794)		(587)		(891)
Other financial liabilities		(139)		(186)		(154)
Trade and other payables		(2,804)		(2,615)		(2,738)
Liabilities held for sale	10	(5)		(10)		—
Corporate tax payable		(417)		(391)		(604)
Provisions		(174)		(155)		(196)
			(4,333)		(3,944)		(4,583)
Non-current liabilities
Borrowings	8	(7,847)		(8,177)		(8,202)
Other financial liabilities		(140)		(155)		(97)
Other payables		(54)		(76)		(26)
Provisions		(258)		(318)		(355)
Deferred tax liabilities		(825)		(744)		(672)
Post employment benefit liabilities		(892)		(1,254)		(1,100)
			(10,016)		(10,724)		(10,452)
Total liabilities			(14,349)		(14,668)		(15,035)
Net assets			5,650		4,786		4,591

Equity
Called up share capital		797		797		797
Share premium		1,342		1,342		1,342
Other reserves		3,258		3,245		3,331
Retained deficit		(511)		(1,377)		(1,603)
Equity attributable to equity shareholders of the parent company			4,886		4,007		3,867
Non-controlling interests			764		779		724
Total equity			5,650		4,786		4,591

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	to parent company shareholders	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	—	—	13	—	1,457	1,457	1,470	31	1,501
Employee share schemes	—	—	—	(26)	(3)	(29)	(29)	—	(29)
Share-based incentive plans	—	—	—	—	17	17	17	—	17
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Acquisitions	—	—	—	—	—	—	—	29	29
Dividends paid	—	—	—	—	(586)	(586)	(586)	(75)	(661)
At 31 December 2010	797	1,342	3,258	(2,279)	1,768	(511)	4,886	764	5,650

At 30 June 2009	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	—	—	52	—	1,135	1,135	1,187	74	1,261
Employee share schemes	—	—	—	44	(1)	43	43	—	43
Share-based incentive plans	—	—	—	—	16	16	16	—	16
Tax on share-based incentive plans	—	—	—	—	3	3	3	—	3
Dividends paid	—	—	—	—	(551)	(551)	(551)	(55)	(606)
At 31 December 2009	797	1,342	3,331	(2,298)	695	(1,603)	3,867	724	4,591

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2010		31 December 2009
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Cash generated from operations (see note 12)	1,324		1,569
Interest received	133		156
Interest paid	(309)		(373)
Dividends paid to equity non-controlling interests	(75)		(55)
Taxation paid	(150)		(198)
Net cash from operating activities		923		1,099

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	44		3
Purchase of property, plant and equipment and computer software	(173)		(153)
Net increase in other investments	(19)		(45)
Disposal of businesses	19		1
Purchase of businesses	(51)		(12)
Net cash outflow from investing activities		(180)		(206)

Cash flows from financing activities
Net (purchase)/sale of own shares for share schemes	(29)		41
Net (decrease)/increase in loans	(68)		299
Equity dividends paid	(586)		(551)
Net cash outflow from financing activities		(683)		(211)

Net increase in net cash and cash equivalents		60		682
Exchange differences		(65)		(1)
Net cash and cash equivalents at beginning of the period		1,398		846
Net cash and cash equivalents at end of the period		1,393		1,527

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,472		1,589
Bank overdrafts		(79)		(62)
		1,393		1,527

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.                                Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2010 except as noted below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

(a) Adopted by the group The following accounting standards and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 - Classification of the liability component of a convertible instrument

Amendment to IAS 7 - Classification of expenditures on unrecognised assets

Amendment to IAS 17 - Classification of leases of land and buildings

Amendment to IAS 27 - Consolidated and separate financial statements

Amendment to IAS 32 - Financial instruments: presentation - Classification of rights issues

Amendment to IAS 36 - Cash generating units

Amendments to IAS 39 - Financial instruments: recognition and measurement

Amendment to IFRS 2 - Group cash-settled share-based payment transactions

Amendment to IFRS 3 - Business combinations

Amendment to IFRS 5 - Non-current assets held for sale and discontinued operations

Amendment to IFRS 8 - Segment information with respect to total assets

IFRIC 19 - Extinguishing financial liabilities with equity instruments

(b) Not adopted by the group The following standards, amendments and interpretations issued by the IASB or IFRIC have not yet been adopted by the group. The group currently believes that the adoption of these standards or interpretations would not have a material impact on the consolidated results or financial position of the group. These standards, amendments and interpretations are effective for annual periods beginning on or after 1 January 2011 unless otherwise stated.

Amendment to IAS 1 - Presentation of financial statements

Limited scope amendment to IAS 12 - Income taxes (effective for annual periods beginning on or after 1 January 2012)

IAS 24 (Revised) - Related party disclosures

Amendment to IAS 34 - Interim financial reporting

Amendment to IFRS 7 - Financial instruments: disclosures

IFRS 9 - Financial instruments (effective for annual periods beginning on or after 1 January 2013)

Amendment to IFRIC 13 - Customer loyalty programmes

Amendment to IFRIC 14 - IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

With the exception of IAS 24 (Revised) and the Amendment to IFRIC 14, none of the above standards and interpretations not yet adopted by Diageo has been endorsed or adopted for use in the European Union.

The comparative figures for the financial year ended 30 June 2010 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.              Segmental analysis

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

The segmental information for net sales and operating profit is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes Diageo measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo’s reported results are shown in the tables below. The comparative segmental information, prior to re-translation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2010.

In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals completed in the current and prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals has been allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations but for management reporting purposes they are disclosed here at budgeted exchange rates.

2.                                      Segmental analysis (continued)

Six months ended	North America	Europe	International	Asia Pacific	Global Supply	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2010	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,094	2,312	1,773	915	1,411	(1,411)	7,094	38	7,132
Net sales
At budgeted exchange rates*	1,770	1,428	1,415	562	1,468	(1,413)	5,230	38	5,268
Acquisitions and disposals	13	4	—	1	—	—	18	—	18
Global Supply allocation	16	26	8	5	(55)	—	—	—	—
Retranslation to actual exchange rates	8	(14)	(8)	48	(2)	2	34	—	34
Net sales	1,807	1,444	1,415	616	1,411	(1,411)	5,282	38	5,320
Operating profit/(loss)
At budgeted exchange rates*	683	435	489	121	92	—	1,820	(93)	1,727
Acquisitions and disposals	1	—	(3)	(3)	—	—	(5)	—	(5)
Global Supply allocation	40	40	8	4	(92)	—	—	—	—
Retranslation to actual exchange rates	(1)	(4)	(26)	7	—	—	(24)	29	5
Operating profit/(loss) before exceptional items	723	471	468	129	—	—	1,791	(64)	1,727
Exceptional restructuring costs	—	—	—	—	(9)	—	(9)	—	(9)
Operating profit/(loss)	723	471	468	129	(9)	—	1,782	(64)	1,718
Sale of businesses									(1)
Net finance charges									(209)
Share of associates’ profits
- Moët Hennessy									106
- Other associates									(2)
Profit before taxation									1,612

*  These items represent the IFRS 8 performance measures for the geographic and Global Supply segments.

2.                                      Segmental analysis (continued)

Six months ended 31 December 2009	North America £million	Europe £million	International £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	1,969	2,456	1,726	737	1,391	(1,391)	6,888	40	6,928
Net sales
At budgeted exchange rates*	1,596	1,405	1,327	490	1,375	(1,319)	4,874	38	4,912
Acquisitions and disposals	26	4	—	—	—	—	30	—	30
Global Supply allocation	9	31	9	7	(56)	—	—	—	—
Retranslation to actual exchange rates	64	107	66	26	72	(72)	263	2	265
Net sales	1,695	1,547	1,402	523	1,391	(1,391)	5,167	40	5,207
Operating profit/(loss)
At budgeted exchange rates*	614	470	458	95	65	—	1,702	(95)	1,607
Acquisitions and disposals	(1)	1	—	—	—	—	—	—	—
Global Supply allocation	30	33	6	1	(70)	—	—	—	—
Retranslation to actual exchange rates	24	24	(4)	7	5	—	56	(32)	24
Operating profit/(loss) before exceptional items	667	528	460	103	—	—	1,758	(127)	1,631
Exceptional items	(6)	(6)	(3)	(5)	(74)	—	(94)	(1)	(95)
Operating profit/(loss)	661	522	457	98	(74)	—	1,664	(128)	1,536
Net finance charges									(237)
Share of associates’ profits
- Moët Hennessy									90
- Other associates									4
Profit before taxation									1,393

*  These items represent the IFRS 8 performance measures for the geographic and Global Supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Apart from sales by the Global Supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.57 (2009 - £1 = $1.64) and euro - £1 = €1.18 (2009 - £1 = €1.12). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.56 (30 June 2010 - £1 = $1.50; 31 December 2009 - £1=1.62) and euro - £1 = €1.17 (30 June 2010 - £1 = €1.22; 31 December 2009 - £1 = €1.13). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.                                      Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Restructuring of Global Supply operations	(4)	(69)
Restructuring of Irish brewing operations	(5)	(5)
Global restructuring programme	—	(21)
	(9)	(95)

Sale of businesses	(1)	—
Exceptional items before taxation	(10)	(95)

Tax on exceptional operating items	2	24
Exceptional items in continuing operations	(8)	(71)

Discontinued operations net of taxation	—	(10)
Total exceptional items	(8)	(81)

Items included in operating profit are charged to:
Cost of sales	(9)	(22)
Other operating expenses	—	(73)
	(9)	(95)

4.                                      Net interest and other finance charges

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Interest payable	(270)	(284)
Interest receivable	86	97
Market value movements on interest rate instruments	(12)	(10)
Net interest payable	(196)	(197)

Net finance charge in respect of post employment plans	(2)	(25)
Unwinding of discounts	(8)	(7)
Other finance (charges)/ income	(2)	3
	(12)	(29)
Net exchange movements on certain financial instruments	(1)	(11)
Net other finance charges	(13)	(40)

Comparative data in the table for Interest receivable and Market value movements on interest rate instruments has been reclassified in order to show the impact of certain transactions on a net basis in line with the presentation followed in the annual report for the year ended 30 June 2010.

5.                                      Taxation

For the six months ended 31 December 2010, the £352 million taxation charge (2009 - £310 million) comprises a UK tax charge of £25 million (2009 - tax credit of £47 million) and a foreign tax charge of £327 million (2009 - £357 million). Included within the tax charge is a credit of £2 million (2009 - £24 million) in respect of the exceptional items identified in note 3.

6.                                      Discontinued operations

No operations are classified as discontinued in the six months ended 31 December 2010. Discontinued operations for the six months ended 31 December 2009 represent a charge after taxation of £10 million in respect of anticipated future payments to thalidomide claimants.

7.                                      Inventories

	31 December 2010	30 June 2010	31 December 2009
	£ million	£ million	£ million

Raw materials and consumables	296	297	311
Work in progress	23	21	25
Maturing inventories	2,585	2,506	2,413
Finished goods and goods for resale	497	457	530
	3,401	3,281	3,279

8.                                    Net borrowings

	31 December 2010	30 June 2010	31 December 2009
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(794)	(587)	(891)
Borrowings due after one year	(7,847)	(8,177)	(8,202)
Fair value of interest rate hedging instruments	44	191	64
Fair value of foreign currency swaps and forwards	171	227	154
Finance lease liabilities	(56)	(61)	(18)
	(8,482)	(8,407)	(8,893)
Cash and cash equivalents	1,472	1,453	1,589
	(7,010)	(6,954)	(7,304)

9.                                      Reconciliation of movement in net borrowings

	Six months ended 31 December 2010	Six months ended 31 December 2009
	£ million	£ million

Increase in net cash and cash equivalents before exchange	60	682
Decrease/(increase) in loans	68	(299)
Decrease in net borrowings from cash flows	128	383
Exchange differences	(35)	(201)
Loans acquired on purchase of businesses	(15)	—
Other non-cash items	(134)	(67)
Net borrowings at beginning of the period	(6,954)	(7,419)
Net borrowings at end of the period	(7,010)	(7,304)

Other non-cash items primarily comprise the fair value changes of bonds and interest rate derivatives.

10.                               Assets and disposal groups held for sale

	31 December 2010	30 June 2010
	£ million	£ million
Current assets	26	47
Non-current assets	37	65
	63	112

Current liabilities	(1)	(6)
Non-current liabilities	(4)	(4)
	(5)	(10)

The assets and disposal groups held for sale comprise a number of non-strategic wine businesses in California and the group’s investment in Tanzania Breweries Limited. No assets and disposal groups were classified as held for sale at 31 December 2009.

11.                               Dividends and other reserves

	Six months ended 31 December 2010 £ million	Six months ended 31 December 2009 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2010 of 23.50 pence per share (2009 - 22.20 pence)	586	551

For the six months ended 31 December 2010, an interim dividend of 15.50 pence per share (2009 - 14.60 pence) was approved by the Board on 9 February 2011. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2010.

Other reserves of £3,258 million at 31 December 2010 included capital redemption reserve of £3,146 million, fair value and hedging reserve of £12 million and exchange reserve of £100 million.

12.          Cash generated from operations

	Six months ended 31 December 2010		Six months ended 31 December 2009
	£ million	£ million	£ million	£ million

Profit for the period	1,260		1,073
Discontinued operations	—		10
Taxation	352		310
Share of associates’ profits after tax	(104)		(94)
Net interest and net other finance charges	209		237
Sale of businesses	1		—
Operating profit		1,718		1,536
Increase in inventories	(119)		(128)
Increase in trade and other receivables	(529)		(488)
Increase in trade and other payables and provisions	139		544
Net movement in working capital		(509)		(72)
Depreciation and amortisation		144		159
Dividend income		5		6
Other items		(34)		(60)
Cash generated from operations		1,324		1,569

In the consolidated statement of cash flows, cash generated from operations is stated after £67 million (2009 - £76 million) of cash outflows in respect of exceptional operating items.

In the calculation of cash generated from operations, Other items include £37 million of cash contributions to post employment schemes in excess of the income statement charge (2009 - £54 million).

13.                               Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2010 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009. The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on correction appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey’s business, which earns annual operating profit of less than £10 million. In November 2010, the Turkish government announced the proposed restructuring of its public receivables law, which would allow the settlement of outstanding tax claims (including custom duties). Once the law becomes effective, Diageo will evaluate its position under the new legislation. Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo recognises that, in absence of settlement, the ongoing situation creates potential uncertainty regarding Diageo Turkey’s continuing operations in Turkey. Diageo Turkey intends to defend its position vigorously.

(d) SEC investigation Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these and other matters, and Diageo is in the process of responding to the regulators’ enquiries regarding activities in Korea, Thailand, India and elsewhere. Diageo’s own internal investigation in Korea, Thailand, India and elsewhere remains ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e) Korean customs litigation Litigation is ongoing at the Korean Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or approximately £107 million (including £13 million of value added tax). In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment. Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £57 million in the year ended 30 June 2010 and £46 million in the six month period ended 31 December 2010, in respect of the period prior to 30 June 2007. On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal. No assessments have been received for any period subsequent to 30 June 2007. Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(f) Potential Chinese acquisition On 1 March 2010, Diageo entered into an equity transfer agreement to acquire an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake is RMB 140 million (£14 million). The acquisition of the 4% equity stake, which is subject to a number of regulatory approvals, would bring Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. If the acquisition of the 4% equity stake is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (approximately £614 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch.

(g) Other The group has extensive international operations and is defendant in a number of legal, tax and customs proceedings incidental to these operations. There are a number of legal, tax and customs claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14.                               Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2010. There have been no transactions with these related parties during the six months ended 31 December 2010 that have materially affected the financial position or performance of the group during this period.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended 31 December		Year ended 30 June
	2010	2009	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	1,612	1,393	2,239	1,990	2,078	2,096	2,133
Less: Share of associates’ income	(104)	(94)	(142)	(164)	(176)	(149)	(131)
Add: Dividend income receivable from associates	5	6	111	179	143	119	106
Add: Fixed charges	383	472	966	869	549	400	284
	1,896	1,777	3,174	2,874	2,594	2,466	2,392
Fixed charges
Interest payable and other finance charges (note (1))	364	455	931	836	523	378	261
Add: Interest capitalized	2	2	5	4	—	—	—
Add: One third of rental expense	17	15	30	29	26	22	23
	383	472	966	869	549	400	284

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	4.9	3.8	3.3	3.3	4.7	6.2	8.4

Notes:

(1) Interest payable and other finance charges for the six months ended 31 December 2010 includes a £81 million charge (31 December 2009 - £129 million charge; 30 June 2010 - £275 million charge; 30 June 2009 - £164 million charge; 30 June 2008 - £75 million charge; 30 June 2007 - £30 million charge; 30 June 2006 - £15 million charge) in respect of fair value adjustments to the group’s derivative instruments and a £1 million charge (31 Dec 2009 - £nil; 30 June 2010 - £nil; 30 June 2009 - £11 million charge; 30 June 2008 - £6 million charge; 30 June 2007 - £nil; 30 June 2006 - a £2 million charge) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement. In the six months ended 31 December 2010 there was a £nil charge (31 Dec 2009 - £11 million charge; 30 June 2010 - £10 million charge; 30 June 2009 - £33 million charge; 30 June 2008 - £nil; 30 June 2007 - £nil; 30 June 2006 - £2 million charge) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ D Mahlan
Deirdre Mahlan
Chief financial officer
16 February 2011